ANTISOMA

Antisoma announces EGM results and updates on timing of AS1404 data

25 May 2007 - London, UK

Resolutions passed
All resolutions at today's EGM were passed (details below). The Directors now have additional flexibility to pursue new opportunities to grow and develop the business.

If the Company makes a non-pre-emptive offer of shares for cash pursuant to the authority granted at today's EGM to disapply pre-emption rights, then shareholders who have disclosed to the Company a beneficial interest of 3% or more will be given a reasonable opportunity to participate, on the agreed terms, to a level at least proportionate to their shareholding at the time of the offering.

There are no current plans either to issue new shares for cash or as consideration for an acquisition.

Important AS1404 data ahead
We can now refine our guidance on the expected timing of further data from our programme of phase II trials with AS1404, the vascular disrupting agent that we recently partnered with Novartis AG.

- Additional data on PSA response in the phase II prostate cancer study will be presented at ASCO in Chicago on 3 June (poster #5115 by Roberto Pili & Mark Rosenthal, 2pm-6pm, Genitourinary Cancer session)

- Between ASCO and the end of October we expect headline data on time to tumour progression and 1-year survival from our phase II studies in ovarian and prostate cancers and from our confirmatory phase II study in lung cancer. Further details from these studies will be presented at conferences in Q3 and Q4

- In late 2007 and/or 2008 we expect additional, longer-term survival data from the ovarian and prostate cancer phase II studies

Following the licensing of AS1404 to Novartis, the drug has now been redesignated ASA404.

Positive outlook for Antisoma
We now have a strong partner for ASA404/AS1404. The drug has demonstrated a five month survival advantage in a phase II lung cancer trial. Novartis will start enrolling patients into a phase III trial in lung cancer early next year. Before then, we expect additional phase II data in ovarian and prostate cancers, which could add significantly to the drug's value. We will also soon be recruiting the first patients into a thorough programme of randomised trials on AS1411, building on highly promising early clinical and laboratory data. Developments in these and our other programmes will ensure a continuing run of new data from Antisoma through next year and beyond.

Barry Price, Chairman

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Brian Korb
The Trout Group +1 646 378 2923

EGM results

The following are the numbers of proxy votes cast on the Resolutions put to the EGM:

Resolution	**For**	**Against**	**Withheld**
Resolution 1 - to increase the authorised share capital from £10,197,631 to £11,264,631	152,127,362	8,968,025	988,574
Resolution 2 – to authorise the Directors to allot shares pursuant to Section 80 of the Companies Act 1985	151,437,710	10,641,753	4,498
Resolution 3 – to disapply statutory pre-emption rights	147,326,140	12,282,403	2,475,418
Resolution 4- to authorise electronic communication with shareholders	152,887,887	9,150,127	45,947

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.co.uk for further information about Antisoma.

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